CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee

High Income Trigger Securities due 2008	$3,000,000.00	$321.00

Pricing Supplement No. 211
Registration Statement No. 333-131266
Dated February 9, 2007
Filed pursuant to Rule 424(b)(2)

Structured Investments
Opportunities in Equities
February 2007
22% HITSSM
Based on InterOil Corporation Common Shares
High Income Trigger SecuritiesSM
The HITS offered are senior unsecured obligations of Morgan Stanley, will pay a coupon of 22% per year and will have the terms described in the prospectus supplement for HITS and the prospectus, as supplemented or modified by this pricing supplement. At maturity, the HITS will pay either (i) an amount of cash equal to the principal amount of the HITS, or (ii) a number of common shares of InterOil Corporation, if the trading price of the common shares of InterOil Corporation decreases to or below the trigger price over the term of the HITS. The HITS do not guarantee any return of principal at maturity. The HITS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.
FINAL TERMS
Issuer:		Morgan Stanley
Maturity date:		February 15, 2008
Underlying stock:		InterOil Corporation common shares (“IOC Stock”)
Aggregate principal amount		$3,000,000.00
Initial share price:		$24.33
Coupon:		22% per annum, payable monthly beginning March 15, 2007.
Payment at maturity:		If IOC Stock has not declined to or below the trigger price at any time on any trading day from, and including, the pricing date to, and including, the determination date, the stated principal amount of $1,000; otherwise, a number of shares of the IOC Stock corresponding to the exchange ratio. If shares of IOC Stock is delivered in exchange for each HITS, the value of those shares will likely be less than the stated principal amount and could be zero.
Exchange ratio:		41.10152 shares of IOC stock per HITS, which is equal to the stated principal amount divided by the initial share price, subject to adjustments for corporate events.
Trigger level:		60%
Trigger price:		$14.598
Determination date:		February 13, 2008 (two trading days before the maturity date), subject to postponement in the event of certain market disruption events.
Stated principal amount:		$1,000
Issue price:		$1,000 (see “Commissions and issue price” below)
Pricing date:		February 9, 2007
Original issue date:		February 14, 2007 (three trading days after the pricing date)
CUSIP:		617446E62
Listing:		The HITS will not be listed on any securities exchange.
Agent:		Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public	Agent’s Commissions(1)(2)	Proceeds to Company
	Per HITS	$1,000.00	$35.00	$965.00
	Total	$3,000,000.00	$105,000.00	$2,895,000.00
(1)	For additional information, see “Plan of Distribution” in the prospectus supplement for HITS.
(2)	The agent may allow a concession not in excess of 3.5% to other dealers, who may in turn allow a concession to successive dealers not in excess of 3.5% per HITS.

The HITS involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 6.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Amendment No. 1 to Prospectus Supplement for HITS dated December 21, 2006
Prospectus dated January 25, 2006

22% HITS
Based on InterOil Corporation Common Stock

Fact Sheet

The HITS offered are senior unsecured obligations of Morgan Stanley, will pay a coupon of 22% per year and will have the terms described in the prospectus supplement for HITS and the prospectus, as supplemented or modified by this pricing supplement. At maturity, the HITS will pay either (i) an amount of cash equal to the principal amount of the HITS, or (ii) a number of common shares of InterOil Corporation, if the trading price of the common shares of InterOil Corporation decreases to or below the trigger price over the term of the HITS. The HITS do not guarantee any return of principal at maturity. The HITS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Key Dates

Pricing date:	Original issue date (settlement date):	Maturity date:

February 9, 2007	February 14, 2007 (three trading days after the pricing date)	February 15, 2008

Key Terms

Issuer:	Morgan Stanley

Underlying stock:	InterOil Corporation common shares (the “IOC Stock”)

Issue price:	$1,000 per HITS

Stated principal amount:	$1,000 per HITS

Denominations:	$1,000 per HITS and integral multiples thereof.

Initial share price	$24.33

Coupon:	22% per annum

Interest payment dates:	The 15th of each month, beginning March 15, 2007.

Payment at maturity:	If IOC Stock has not declined to or below the trigger price at any time on any trading day from, and including, the pricing date to, and including, the determination date, the stated principal amount of $1,000; otherwise, a number of shares of the IOC Stock corresponding to the exchange ratio. If shares of IOC Stock is delivered in exchange for each HITS, the value of those shares will likely be less than the stated principal amount and could be zero.

Exchange ratio:	41.10152 shares of IOC stock per HITS, which is equal to the stated principal amount divided by the initial share price, subject to adjustments for corporate events.

Trigger level:	60%

Trigger price:	$14.598 (60% of the initial share price)

Determination date:	February 13, 2008 (two trading days before the maturity date), subject to postponement in the event of certain market disruption events.

Postponement of maturity date:	If the determination date is postponed due to a market disruption event or otherwise, the maturity date will be postponed so that the maturity date will be the second trading day following the determination date.

Risk factors:	Please see “Risk Factors” on page 6.

February 2007	Page 2

22% HITS
Based on InterOil Corporation Common Stock

General Information
Listing: CUSIP: Tax considerations:

The HITS will not be listed on any securities exchange.

617446E62

The U.S. federal income tax consequences of an investment in the HITS are uncertain. There is no direct legal authority as to the proper tax treatment of the HITS, and our counsel has not rendered an opinion as to their proper characterization for U.S. federal income tax purposes. Pursuant to the terms of the HITS and subject to the discussion in the accompanying prospectus supplement under “United States Federal Taxation,” you have agreed with us to treat a HITS as a unit consisting of (i) an option granted by you to us, to enter into, upon the occurrence of certain events, a forward contract pursuant to which you agree to purchase InterOil Corporation common shares from us at maturity and (ii) a deposit with us of a fixed amount of cash to secure your obligation under the forward contract. We have determined that the Yield on the Deposit is 5.34% per annum compounded monthly, and that the remainder of the coupon on the HITS is attributable to the option premium, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Treatment of the HITS.”

Please read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the HITS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the HITS, the timing and character of income on the HITS might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the HITS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement and the prospectus supplement for HITS.

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the HITS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee: Calculation agent: Use of proceeds and hedging:

The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)

Morgan Stanley & Co. Incorporated (“MS & Co.”)

The net proceeds we receive from the sale of the HITS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the HITS through one or more of our subsidiaries.

On, or prior to, the pricing date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the HITS by taking positions in the underlying stock and in options contracts on the underlying stock listed on major securities markets. Such purchase activity could have increased the price of the underlying stock, and, accordingly, increase the trigger price relative to the price of the underlying stock absent such hedging activity. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for HITS.

ERISA: Contact:

See “ERISA” in the prospectus supplement for HITS.

You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225- 7000).

February 2007	Page 3

22% HITS
Based on InterOil Corporation Common Stock

How HITS Work

At maturity, HITS will pay either the stated principal amount in cash, or, if the trading price of the IOC Stock has decreased to or below the trigger price at any time on any trading day during the term of the HITS, shares of IOC Stock corresponding to the exchange ratio. The coupon is paid regardless of the performance of IOC Stock.

The following payment scenarios illustrate the potential returns on the HITS at maturity.

Payment Scenario 1

IOC Stock never falls below the trigger price during the term of the HITS, and you receive an annual coupon of 22% paid monthly until maturity with a full return of principal at maturity. You will not participate in any appreciation of IOC Stock.

Payment Scenario 2

IOC Stock falls below the trigger price during the term of the HITS and then recovers to a level above the initial share price on the determination date. You receive an annual coupon of 22% paid monthly until maturity and the HITS redeem for IOC Stock at maturity, allowing you to participate in any appreciation of IOC Stock above the initial share price.

Payment Scenario 3

IOC Stock falls below the trigger price during the term of the HITS and is at a level below the initial share price on the determination date, in which case, at maturity, HITS redeem for IOC Stock worth substantially less than the stated principal amount of the HITS based on the closing price of IOC Stock on the determination date. You will still receive an annual coupon of 22% paid monthly until maturity if this occurs.

Hypothetical Payments on the HITS

The examples on the following page illustrate the payment at maturity on the HITS for a range of hypothetical closing prices of IOC Stock on a hypothetical determination date, depending on whether the trading price of IOC Stock during the term of the HITS has or has not decreased to or below the trigger price.

The examples are based on the following hypothetical values:

Stated principal amount:	$1,000
Initial share price:	$24 (hypothetical closing price of one share of IOC Stock on the pricing date)
Exchange ratio:	41.6667 ($1,000 divided by the hypothetical initial share price)
Trigger level:	60% of the hypothetical initial share price
Trigger price:	$14.40 (the trigger level times the hypothetical initial share price)
Coupon:	22% per annum

February 2007	Page 4

22% HITS
Based on InterOil Corporation Common Stock

TABLE 1: This table represents the hypothetical payment at maturity, monthly coupon payments and the total payment over the term of the HITS (assuming a one-year term) on a $1,000 investment in the HITS if the trading price of IOC Stock has not decreased to or below the hypothetical trigger price of $14.40 at any time on any trading day from, and including, the pricing date to, and including, the determination date. Consequently, the payment at maturity in each of these examples in this table would be made in cash.

Hypothetical IOC Stock closing	Value of cash delivery amount at	Total monthly coupon	Value of total payment
price on determination date	maturity per HITS	payments per HITS	per HITS
$15.00	$1,000.00	$220.00	$1,220.00
$17.50	$1,000.00	$220.00	$1,220.00
$20.00	$1,000.00	$220.00	$1,220.00
$22.50	$1,000.00	$220.00	$1,220.00
$25.00	$1,000.00	$220.00	$1,220.00
$27.50	$1,000.00	$220.00	$1,220.00
$30.00	$1,000.00	$220.00	$1,220.00

TABLE 2: This table represents the hypothetical payment at maturity, monthly coupon payments and the total payment over the term of the HITS (assuming a one-year term) on a $1,000 investment in the HITS if the trading price of IOC Stock has decreased to or below the hypothetical trigger price of $14.40 at any time on any trading day from, and including, the pricing date to, and including, the determination date. Consequently, the payment at maturity in each of these examples in this table would be made by delivery of shares of IOC Stock.

Hypothetical IOC Stock closing	Value of shares of IOC Stock	Total monthly coupon	Value of total payments
price on determination date	delivered at maturity per HITS	payments per HITS	per HITS
$ 0.00	$ 0.00	$220.00	$ 220.00
$10.00	$ 416.67	$220.00	$ 636.67
$15.00	$ 625.00	$220.00	$ 845.00
$17.50	$ 729.17	$220.00	$ 949.17
$20.00	$ 833.33	$220.00	$1,053.33
$22.50	$ 937.50	$220.00	$1,157.50
$24.00	$1,000.00	$220.00	$1,220.00
$25.00	$1,041.67	$220.00	$1,261.67
$27.50	$1,145.83	$220.00	$1,365.83
$30.00	$1,250.00	$220.00	$1,470.00

Because the trading price of IOC Stock may be subject to significant fluctuation over the term of the HITS, it is not possible to present a chart or table illustrating the complete range of possible total payment over the term of the HITS. The examples of the hypothetical payout calculations above are intended to illustrate how the payment at maturity will depend both on (a) whether the trading price of IOC Stock falls to or below the trigger price at any time on any trading day from, and including, the pricing date to, and including, the determination date and (b) the closing price of IOC Stock on the determination date.

February 2007	Page 5

22% HITS
Based on InterOil Corporation Common Stock

Risk Factors

The HITS are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the HITS. Accordingly, investors should consult their own investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the HITS and the suitability of such HITS in light of an investor’s particular circumstances.

The following is a non-exhaustive list of certain key risk factors for investors in the HITS. For a complete list of considerations and risk factors, you should read the sections entitled “Risk Factors” beginning on page S-7 of the prospectus supplement for HITS.

Structure Specific Risk Factors

■	No guaranteed return of principal. The payment to investors at maturity will either be (i) cash equal to the principal amount of HITS or (ii) a number of shares of IOC Stock, if the trading price of IOC Stock decreases to or below the trigger price over the term of the HITS. If investors receive shares of IOC Stock at maturity in exchange for each HITS, the value of those shares may be less than the stated principal amount of HITS and could be zero.

■	Except in certain circumstances, investors will not participate in any appreciation in the value of IOC Stock. Generally, investors will not participate in any appreciation in the price of IOC Stock, and the return on the HITS will be limited to the coupon payable on the HITS.

■	Market price influenced by many unpredictable factors. Several factors will influence the value of the HITS in the secondary market. Although the issuer expects that the trading price of IOC Stock on any trading day will generally affect the value of the HITS more than any other single factor, other factors may influence the value of the HITS, including: whether the trading price of IOC Stock has decreased to or below the trigger price at any time on any trading day during the term of the HITS, the volatility and dividend rate on IOC Stock, geopolitical conditions and economic, financial, political, regulatory or judicial events, interest and yield rates in the market, the time remaining to the maturity of the HITS, the issuer’s creditworthiness and the occurrence of certain events affecting IOC Stock that may or may not require an adjustment to the exchange ratio.

■	Market price influenced by inclusion of commissions and projected profit from hedging activities. The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase HITS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the HITS, as well as the projected profit included in the cost of hedging the issuer’s obligations under the HITS.

■	Maturity date of the HITS may be accelerated. The maturity of the HITS will be accelerated if (i) the closing price of IOC Stock on any two consecutive trading days is less than $2.00 or (ii) there is an event of default with respect to the HITS. The amount payable to the investor will differ depending on the reason for the acceleration and may be substantially less than the principal amount of the HITS.

■	No shareholder rights. Investing in the HITS is not equivalent to investing in IOC Stock. Investors in the HITS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to IOC Stock.

February 2007	Page 6

22% HITS
Based on InterOil Corporation Common Stock

■	The HITS may become exchangeable into the common shares or stock of a company other than InterOil Corporation. Following certain corporate events relating to IOC Stock, you may receive, at maturity, the common shares or stock of a successor corporation to InterOil Corporation. The occurrence of such corporate events and the consequent adjustments may materially and adversely affect the market price of the HITS.

■	Antidilution adjustments. Although the calculation agent will adjust the amount payable at maturity for certain corporate events affecting IOC Stock, there may be other corporate events (such as partial tender or exchange offers) for which the calculation agent is not required to make any adjustments. If an event occurs that does not require the calculation agent to adjust the amount of IOC Stock payable at maturity, the market price of the HITS may be materially and adversely affected.

■	The U.S. federal income tax consequences of an investment in the HITS are uncertain. See the section called “United States Federal Income Taxation” above.

Other Risk Factors

■	Secondary trading may be limited. The HITS will not be listed and there may be little or no secondary market for the HITS. You should be willing to hold your HITS to maturity.

■	No affiliation with InterOil Corporation. InterOil Corporation is not an affiliate of the issuer, is not involved with this offering in any way, and has no obligation to consider the interests of investors in taking any corporate actions that might affect the value of the HITS. The issuer has not made any due diligence inquiry with respect to InterOil Corporation in connection with this offering.

■	Potential adverse economic interest of the calculation agent. The economic interests of MS & Co., as the calculation agent and of MS & Co. and other affiliates of the issuer that will carry out hedging activities related to the HITS or that trade IOC Stock on a regular basis are potentially adverse to your interests as an investor in the HITS. The hedging or trading activities of the issuer’s affiliates on or prior to the pricing date and during the term of the HITS could adversely affect the closing price of IOC Stock on the pricing date and on the determination date as well as the trading price of the IOC Stock during the term of the HITS and, as a result, could decrease the amount you may receive on the HITS at maturity. Any of these hedging or trading activities on, or prior to, the pricing date could potentially have affected the closing price of IOC Stock on the pricing date and, accordingly, potentially have increased the initial share price used to calculate the trigger price and, therefore, potentially have raised the trigger price relative to the price of IOC Stock absent such hedging or trading activity. Additionally, such hedging or trading activities during the term of the HITS could potentially affect whether the trading price of IOC Stock decreases to or below the trigger price and, therefore, whether you will receive the principal amount of the HITS or shares of IOC Stock at maturity. Furthermore, if the trading price of IOC Stock has decreased to or below the trigger price such that you will receive shares of IOC Stock at maturity, the issuer’s trading activities prior to, or on the determination date, could adversely affect the value of the shares of IOC Stock the issuer will deliver at maturity.

■	Morgan Stanley may engage in business with or involving InterOil Corporation without regards to your interests. The issuer or its affiliates may presently or from time to time engage in business with InterOil Corporation without regards to your interests, and thus may acquire non-public information about InterOil Corporation. Neither the issuer nor any of its affiliates undertakes to disclose any such information to you. In addition, the issuer or its affiliates from time to time have published and in the future may publish research reports with respect to InterOil Corporation, which may or may not recommend that investors buy or hold IOC Stock.

February 2007	Page 7

22% HITS
Based on InterOil Corporation Common Stock

Information about the Underlying Stock

InterOil Corporation. InterOil Corporation (AMEX: IOC) is a vertically-integrated energy company whose focus is on operations in Papua New Guinea and the surrounding region.

IOC Stock is registered under the Securities Exchange Act of 1934, as amended. Information provided to or filed with the Securities and Exchange Commission by InterOil Corporation pursuant to the Securities Exchange Act of 1934, as amended, can be located by reference to Securities and Exchange Commission file number 001-32179 through the Securities and Exchange Commission’s website at http://www.sec.gov. Additional information regarding InterOil Corporation may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. See the section called “Underlying Company and Stock—Public Information” in the prospectus supplement for HITS.

These preliminary terms relate only to the HITS offered hereby and do not relate to IOC Stock or other securities of InterOil Corporation. The issuer has derived all disclosures contained in these preliminary terms regarding InterOil Corporation from the publicly available documents described in the preceding paragraph. In connection with the offering of the HITS, neither the issuer nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to InterOil Corporation. Neither the issuer nor the agent makes any representation that such publicly available documents or any other publicly available information regarding InterOil Corporation is accurate or complete.

Neither the issuer nor any of its affiliates makes any representation to you as to the performance of IOC Stock.

Historical Information

The following table sets forth the published high and low closing prices of IOC Stock for 2004, 2005, 2006 and 2007 through February 9, 2007. The closing price of IOC Stock on February 9, 2007 was $24.33. The issuer obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. You should not take the historical prices of IOC Stock as an indication of future performance.

(CUSIP 460951106)	High	Low	Dividend
2004
First Quarter	$29.50	$23.45	-
Second Quarter	$27.30	$20.82	-
Third Quarter	$23.23	$14.84	-
Fourth Quarter	$39.75	$24.50	-
2005
First Quarter	$43.30	$33.49	-
Second Quarter	$35.19	$21.79	-
Third Quarter	$31.60	$21.75	-
Fourth Quarter	$28.49	$17.95	-
2006
First Quarter	$20.00	$13.12	-
Second Quarter	$19.00	$12.75	-
Third Quarter	$19.75	$13.50	-
Fourth Quarter	$30.29	$15.25	-
2007
First Quarter (through February 9, 2007)	$27.01	$23.32	-

February 2007	Page 8

22% HITS
Based on InterOil Corporation Common Stock

The issuer makes no representation as to the amount of dividends, if any, that InterOil Corporation will pay in the future. In any event, as an investor in the HITS, you will not be entitled to receive dividends, if any, that may be payable on IOC Stock.

The following graph shows the intraday high, intraday low and closing prices for IOC Stock for the 12 month period from February 9, 2006 to February 9, 2007. The issuer obtained the intraday high, intraday low and closing prices from Bloomberg Financial Markets, without independent verification. You should not take the historical prices of IOC Stock as an indication of future performance.

IOC Stock Intraday High, Intraday Low and Closing Prices February 9, 2006 to February 9, 2007

February 2007	Page 9

22% HITS
Based on InterOil Corporation Common Stock

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a amendment No. 1 to prospectus supplement for HITS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for HITS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for HITS if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Amendment No. 1 to prospectus supplement for HITS dated December 21, 2006: http://www.sec.gov/Archives/edgar/data/895421/000095010306002842/dp04046_424b2.htm
Prospectus dated January 25, 2006: http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

Terms used in this pricing supplement are defined in the prospectus supplement for HITS or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

“High Income Trigger Securities” and “HITS” are service marks of Morgan Stanley.

February 2007	Page 10